UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 17, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rayonier Advanced Materials, Inc.

File No. 1-36285; CF Control No. 30929

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Rayonier Advanced Materials Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information that it excluded from exhibits to a Form 10 filed on March 31, 2014.

Based on representations by Rayonier Advanced Materials Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.7 through December 31, 2017
Exhibit 10.8 through December 31, 2017
Exhibit 10.9 through December 31, 2014
Exhibit 10.10 through December 31, 2014
Exhibit 10.11 through December 31, 2016
Exhibit 10.12 through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary